Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA
NEWS RELEASE

Aber to use an open market tender to measure diamond prices

October 21, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces that it has elected to sell a substantial portion of its October diamond sales allocation through an open market tender process.

The diamond market has changed substantially since the inception of Aber's diamond sales in March of 2003. Run-of-mine diamond production is an intricate product which is sorted and sold in many different market assortments tailored for different end-uses. Diamond prices have risen significantly over the last year but the price changes have been substantially different between different categories of diamonds.

In such a dynamic market, an open market tender is one of many mechanisms available to Aber to measure current pricing. The tender, which will be managed by Aber under independent third party supervision, is intended to ensure that both Aber's shareholders, and its diamond customers, receive fair value. All of Aber's regular customers will be included as invitees to attend the tender and submit bids on the various parcels.

The process will be undertaken in Aber's Antwerp sales offices during early November and will have the effect of deferring the revenue from one sales event from the third quarter into the fourth quarter.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:
Robert A. Gannicott, Chief Executive Officer — (416) 362-2237
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)